SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKERAGEAMERICA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 PARK AVE. 22nd FL.
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORA DEFALCO 415-383-7671
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & DROGIN LLP
(Name – *if individual, state last, first, middle name*)

591 STEWART AVE. - SUITE 450 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW SYCOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKERAGEAMERICA LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Revan R. Schwartz
Notary Public, State of New York
No. 01SC6876850
Qualified in Queens County
Commission Expires Nov. 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

For the year ended December 31, 2003

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
BrokerageAmerica, LLC

We have audited the accompanying statement of financial condition of BrokerageAmerica, LLC ("the company) as of December 31, 2003, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrokerageAmerica, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York

February 18, 2004

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 499,097	$ -	$ 499,097
Receivables from broker dealers and clearing organizations	3,706,764	-	3,706,764
Securities owned at market value	2,954,413	-	2,954,413
Property and equipment, net of accumulated depreciation of $644,947	-	1,025,822	1,025,822
Security deposits	-	275,124	275,124
Prepaid expenses	-	89,282	89,282
Other assets	-	38,096	38,096
Total assets	$ 7,160,274	$ 1,428,324	$ 8,588,598

LIABILITIES AND MEMBERS' CAPITAL

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Subordinated loans	$ -	$ 10,050,000	$ 10,050,000
Securities sold, not yet purchased	-	163,207	163,207
Payable to broker dealers and clearing organization	390,258	-	390,258
Due to members	1,000,000	-	1,000,000
Accrued payroll expense	803,440	-	803,440
Accrued corporate taxes	3,500	-	3,500
Accounts payable and accrued expenses payable	2,228,306	-	2,228,306
Total liabilities	$ 4,425,504	$ 10,213,207	14,638,711
Commitments and Contingencies			
Members' Capital:			
Members' capital			(6,050,113)
Total liabilities and members' capital			$ 8,588,598

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

For the year ended December 31, 2003

Revenues:		
Commission income	$ 1,559,817	
Trading and investment gains	15,106,485	
Interest and other income	10,328,386	
Total revenues		$ 26,994,688
Expenses:		
Commissions	4,638,241	
Salaries and related payroll benefits	7,896,628	
Professional fees	1,210,461	
Occupancy	783,780	
Travel and entertainment	514,822	
Telephone	656,771	
Dues and regulatory expenses	673,688	
Other administrative expenses	104,138	
Clearance and execution costs	15,445,143	
Marketing and advertising	527,326	
Office expense and postage	332,737	
Insurance	143,960	
Interest expense	900,640	
Depreciation and amortization	256,410	
Total expenses		34,084,745
(Loss) before provision for income taxes and goodwill impairment		(7,090,057)
Goodwill impairment		(500,000)
Provision for income taxes		(12,678)
Net (loss)		$ (7,602,735)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

For the year ended December 31, 2003

Balance - January 1, 2003	$ (4,747,414)
Contributed capital	6,300,036
Net loss	(7,602,735)
Balance - December 31, 2003	$ (6,050,113)

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

Cash flows from operating activities:	
Net Loss	$ (7,602,735)
Adjustments to Reconcile Net Loss to Net Cash	
(Used in) Operating Activities:	
Depreciation and amortization	256,410
Rounding	(2)
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	1,754,270
Securities owned at market value	(1,942,104)
Goodwill	500,000
Deposits and prepaid expenses	210,838
Other assets	13,134
Increase (Decrease) in Operating Liabilities:	
Aggregate indebtedness	2,644,859
Non-aggregate indebtedness	(1,846,561)
Total adjustments	1,590,844
Net cash (used in) operating activities	(6,011,891)
Cash flows from investing activities:	
Purchase of equipment	(315,808)
Net cash (used in) investing activities	(315,808)
Cash flows from financing activities:	
Capital contributions	6,300,036
Net cash provided by financing activities	6,300,036
Net (decrease) in cash	(27,663)
Cash - beginning of year	526,760
Cash - end of year	$ 499,097
Supplemental disclosures:	
Income taxes paid	$ 12,678
Interest paid	$ 900,640

The accompanying notes are an integral part of these statements.

Note 1 – Description of Business:

One Financial Network, LLC ("the Company") was formed as a California limited liability company on June 25, 1999. The Company is a broken-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company began operating as an introducing broker in October, 2000. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

On December 17, 2001, the Company changed its name from One Financial Network, LLC to BrokerageAmerica, LLC. A certificate of amendment was filed with the State of California, however, the name change has not yet been approved by the NASD. It previously changed its name from Investors Financial Network, LLC (original name) to The Financial Café.Com, LLC and then to One Financial Network, LLC.

Note 2 – Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Note 2 - Summary of Significant Accounting Policies (Continued):

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property are charged to expense as they are incurred. Gains and losses on dispositions of property and equipment, as applicable, are included in income or expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Note 2 - Summary of Significant Accounting Policies (Continued):

Recent Accounting Pronouncements (Continued):

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143", and in August 2001 issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 144, which supersedes and amends certain existing accounting and reporting pronouncements, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 143 and 144 and its application to amounts currently included in the Corporation's balance sheet will no have a material impact on the Corporation's accounting and disclosures.

SFAS No. 142 requires the Company to compare the fair value of goodwill to the carrying amount and determined if impairment occurred. Impairment occurs when the fair value of the goodwill is lower than the carrying value. In 2003, the Company recorded a goodwill impairment charge in accordance with SFAS No. 142. Due to the current period operating loss combined with the history of operating losses, the asset was determined to be lower than the carrying value. The entire $500,000 was written off as an impairment.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2003 and received in January 2004. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2003, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2003 settled with no resulting liability to the Company.

Note 3 - Receivable from and Deposit with Clearing Organization (Continued):

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

	Receivable	Payable
Payable to clearing broker	$ 0	$ 390,258
Receivable from clearing organizations	3,706,764	0
	$ 3,706,764	$ 390,258

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Life
Furniture and fixtures	$ 102,316	7 yrs.
Equipment	1,342,702	5 yrs.
Leasehold improvements	225,751	39 yrs.
Total	1,670,769	
Less: accumulated depreciation and amortization	644,947	
	$1,025,822	

Depreciation and amortization expense for the year ended December 31, 2003 amounted to $256,410.

Note 5 – Related Party Transactions:

During 2003, the company entered into an Expense Allocation Agreement with one of its affiliates, Andrew Garrett Inc. Under the agreement, each of the parties desires to receive certain administrative and other services from the other party in exchange for reimbursement and appropriate sharing of expenses set forth in the Expenses Allocation Agreement.

Note 6 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$2,954,413	$ 163,207
Options	0	0
	$2,954,413	$ 163,207

Note 7 – Subordinated Loans:

On May 1, 2002, the Company entered into a subordinated loan agreement with a lender in the amount of $9,000,000 with interest at 10% per annum. 50% of the interest is payable monthly and 50% of the interest is added to the principal balance. As of December 31, 2003, said unpaid interest added to the subordinated loan amounted to $1,050,000.

The subordinated loan documents have been filed with the appropriate regulatory agencies.

Note 8 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined), or a formula based upon the Company's trading markets (as defined) which amounted to $1,000,000 as of December 31, 2003. As of December 31, 2003, the Company's regulatory net capital was $2,120,644, which was $1,120,644 in excess of the minimum required.

Note 9 - Commitments and Contingencies:

As of December 31, 2003, the Company had future minimum annual lease obligations as follows:

December 31,	2004	$ 910,873
	2005	870,454
	2006	852,256
	2007	802,976
	2008	733,984
	2009 - 2015	5,137,888
		$9,308,431

Supplemental Information

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2003

Net Capital

Total ownership equity from statement of financial condition	$ (6,050,113)
Add liabilities subordinated to claims of general creditor's allowable in computation of net capital	10,050,000
Total capital	3,999,887
Deductions and/or charges a) total non-allowable assets from statement of financial condition	1,428,324
Net capital before adjustments for haircuts on securities positions and undue concentration.	2,571,563
Adjustments:	
Haircut on securities	(450,919)
Undue concentration	-
Total adjustments	(450,919)
Net capital	$ 2,120,644
Minimum net capital	$ 1,000,000
Excess net capital	$ 1,120,644
Aggregate indebtedness	$ 4,425,504
Percentage of aggregate indebtedness to net capital (4,425,504 ÷ 2,120,644)	208.7%

See accountant's report.

Supplemental Information

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2003

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of BrokerageAmerica LLC, the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2003.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2003

Net Capital per audited focus report		$ 2,120,644
Net capital per unaudited focus report		2,201,025
Difference to be reconciled		$ (80,381)
Additional year end expenses	$ (70,381)	
Additional haircut	(10,000)	
Total adjustments		$ (80,381)

See accountant's report.

BROKERAGEAMERICA, LLC

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2003

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
BrokerageAmerica, LLC

In planning and performing our audit of the financial statements and supplemental schedules of BrokerageAmerica, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin LLP
Garden City, New York

February 18, 2004

SEC MAIL PROCESSING
RECEIVED
JUL 1 6 2004
WASH. D.C. 155 SECTION

BROKERAGEAMERICA, LLC

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2003

with

INDEPENDENT AUDITORS' REPORT AND REPORT ON INTERNAL CONTROL